SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION

(Name of Subject Company (Issuer))

Blue Eagle Acquisition Sub, Inc.

Blue Eagle Holdings, L.P.

(Names of Filing Persons (Offerors))

Blue Eagle GP, LLC

Sterling Capital Partners IV, L.P.

SC Partners IV, L.P.

Sterling Capital Partners IV, LLC

(Names of Filing Persons (other person(s))

Common Stock, par value $0.10 per share	45767M109
(Titles of classes of securities)	(CUSIP number of class of securities)

 M. Avi Epstein

General Counsel

Sterling Fund Management, LLC

401 North Michigan Avenue, Suite 3300

Chicago, Illinois 60611

(312) 465-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

 Jeffrey R. Patt

Mark D. Wood

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661

(312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$111,400,608	$14,348.40

*	Estimated solely for purposes of calculating the filing fee only. The transaction value was calculated on the basis of (i) 13,585,440 shares of common stock, par value $0.10 per share, of Innotrac Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 13,245,440 Shares issued and outstanding as of December 2, 2013, and (b) 340,000 Shares issuable upon the exercise of outstanding options), multiplied by (ii) the offer price of $8.20 per Share.
**	The amount of the filing fee is calculated, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001288.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,348.40	Filing Parties: Blue Eagle Acquisition Sub, Inc., Blue Eagle Holdings, L.P., Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P. and Sterling Capital Partners IV, LLC
Form or Registration No. Schedule TO	Date Filed: December 4, 2013
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTION

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed with the SEC on December 5, 2013, Amendment No. 2 thereto (“Amendment No. 2”), filed with the SEC on December 12, 2013, and Amendment No. 3 thereto (“Amendment No. 3”), filed with the SEC on December 23, 2013 (as amended, the “Schedule TO”), in each case by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), Parent, Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P., and Sterling Capital Partners IV, LLC (collectively, the “Filing Persons”), relating to a tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Innotrac Corporation, a Georgia corporation (“Innotrac”), at a purchase price of $8.20 per share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Items not amended remain unchanged.

This Amendment No. 4 is filed to report the results of the tender offer. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 4, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1-13 of this Amendment No. 4. You should read this Amendment No. 4 together with the Schedule TO filed on December 4, 2013, Amendment No. 1 filed on December 5, 2013, Amendment No. 2 filed on December 12, 2013 and Amendment No. 3 filed on December 23, 2013.

Item 1. Summary Term Sheet

Item 4. Terms of the Transaction

Item 8. Interest in the Securities of the Subject Company

Item 11. Additional Information

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended by adding the following paragraphs thereto:

“The offering period of the tender offer by Purchaser (the “Offer”) expired at 6:00 p.m., New York City time, on Friday, January 3, 2014. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”), has advised Innotrac, Purchaser and Parent that, as of such time, a total of 6,149,923 shares of the common stock of Innotrac, par value $0.10 per share (the “Shares”), were validly tendered and not withdrawn in the Offer (excluding Shares tendered by notices of guaranteed delivery), representing approximately 46.4% of the outstanding Shares, with an additional 22,900 Shares tendered by notices of guaranteed delivery. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the Offer, at the offer price of $8.20 per share (the “Offer Price”). An additional 5,839,462 Shares, representing approximately 44.1% of the total Shares outstanding, are owned by Mr. Dorfman and certain related shareholders and will be contributed to Parent pursuant to a Contribution and Support Agreement in exchange for 47,883.59 preferred limited partnership units of Parent. Immediately following the contribution contemplated by such Contribution and Support Agreement, Parent will contribute such Shares to Purchaser as a contribution to the capital of Purchaser.

Following the consummation of the Offer and the contribution of the Shares held by Mr. Dorfman and certain related shareholders, Purchaser will hold approximately 90.5% of the outstanding Shares, which will be in excess of the 90% threshold required to effect a “short-form” merger without a vote of Innotrac’s shareholders pursuant to Section 14-2-1104(a) of the Georgia Business Corporation Code (the “GBCC”).

Purchaser plans to cause the Merger to become effective as a short-form merger on January 6, 2014. In the short-form merger, Purchaser will merge with and into Innotrac without prior notice to, or any action by, any other shareholder of Innotrac, and each outstanding Share (other than Shares held in the treasury of Innotrac or owned by Parent or Purchaser or held by shareholders who properly demand and perfect dissenters’ rights under the GBCC) that was not tendered in the Offer will convert into the right to receive from Purchaser the Offer Price per Share in cash, without interest and less any applicable withholding tax. Following the completion of the Merger, Innotrac will become a wholly-owned subsidiary of Parent. In connection with the closing of the Merger, Innotrac has requested that the NASDAQ Capital Market (“NASDAQ”) file a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “SEC”) with respect to the Shares and suspend trading of the Shares on NASDAQ prior to the opening of trading on January 7, 2014. Parent intends to cause Innotrac to file a Form 15 with the SEC to effect the termination of registration of Innotrac’s common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

On January 6, 2014, Innotrac, Purchaser and Parent issued a press release announcing the expiration of the Offer Period and the acceptance for payment of Shares validly tendered in the Offer. The press release is filed as Exhibit (a)(5)(A) to this Schedule TO and the information set forth in the press release is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(5)(A) Press Release issued by Innotrac, Parent and Purchaser on January 6, 2014.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2014

Blue Eagle Acquisition Sub, Inc.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle Holdings, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle GP, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Sterling Capital Partners IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

SC Partners IV, L.P.

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Sterling Capital Partners IV, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director